UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CALIFORNIA RESOURCES CORPORATION

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

13057Q305*

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

January 3, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON GoldenTree Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,385,089 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,385,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,385,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON IA, PN

(1)	Represents (i) 9,196,152 common shares, $0.01 par value per share (“Common Shares”) of the Issuer, and (ii) 188,937 Common Shares that would result from the exercise of 188,937 warrants of the Issuer entitling the holder thereof to purchase one Common Share at an exercise price of $36.00 per share (the “Warrants”).
(2)	Calculated using a denominator of 80,581,834, the sum of (i) 80,392,897 Common Shares outstanding as of October 31, 2021, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021 (the “Form 10-Q”) and (ii) 188,937 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON GoldenTree Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,385,089 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,385,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,385,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON HC, OO

(1)	Represents (i) 9,196,152 Common Shares of the Issuer, and (ii) 188,937 Common Shares that would result from the exercise of 188,937 Warrants.
(2)	Calculated using a denominator of 80,581,834, the sum of (i) 80,392,897 Common Shares outstanding, as reported on the Form 10-Q and (ii) 188,937 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Steven A. Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,385,089 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,385,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,385,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON HC, IN

(1)	Represents (i) 9,196,152 Common Shares of the Issuer, and (ii) 188,937 Common Shares that would result from the exercise of 188,937 Warrants.
(2)	Calculated using a denominator of 80,581,834, the sum of (i) 80,392,897 Common Shares outstanding, as reported on the Form 10-Q and (ii) 188,937 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON GoldenTree Distressed Master Fund III LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,698,461 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,698,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 3,630,116 Common Shares of the Issuer, and (ii) 68,345 Common Shares that would result from the exercise of 68,345 Warrants.
(2)	Calculated using a denominator of 80,581,834, the sum of (i) 80,392,897 Common Shares outstanding, as reported on the Form 10-Q and (ii) 188,937 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 6 of 10

ITEM 1.	Security and Issuer.

This Amendment No. 9 to Schedule 13D (as so amended, the “Schedule 13D”) is being filed to amend the Schedule 13D originally filed with the SEC on November 6, 2020, as amended by Amendment No. 1 dated November 10, 2020, Amendment No. 2 dated May 20, 2021, Amendment No. 3 dated May 27, 2021, Amendment No. 4 dated June 11, 2021, Amendment No. 5 dated June 28, 2021, Amendment No. 6 dated August 26, 2021, Amendment No. 7 dated September 8, 2021, and Amendment No. 8, dated September 20, 2021, and relates to the common shares, $0.01 par value per share (the “Common Shares”), of California Resources Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27200 Tourney Road, Suite 200, Santa Clarita, California.

ITEM 2.	Identity and Background.

No material change.

ITEM 3.	Source and Amount of Funds or Other Consideration.

No material change.

ITEM 4.	Purpose of Transaction.

No material change.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 7 of 10

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is calculated using a denominator of 80,581,834 the sum of (i) 80,392,897 Common Shares outstanding, as reported on the Form 10-Q and (ii) 188,937 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

(c) The information in Item 3 and Item 4 is incorporated herein by reference. The table below specifies that date, amount and price per Common Share sold by certain Funds and Managed Accounts during the 60-day period prior to January 5, 2022.

Trade Date	Amount of Common Shares	Price per Common Share
12/10/2021	26,685	$44.85
12/10/2021	56,123	$44.89
12/10/2021	2,600	$44.94
12/13/2021	9,000	$44.04
12/13/2021	1,659	$44.52
12/27/2021	9,602	$43.52
12/28/2021	6,316	$43.61
12/30/2021	3,746	$43.57
1/3/2022	180,354	$43.55
1/3/2022	3,800	$44.05
1/4/2022	146,200	$44.59

The table below specifies that date, amount and price per Common Share acquired by certain Funds and Managed Accounts during the 60-day period prior to January 5, 2022.

Trade Date	Amount of Common Shares	Price per Common Share
12/20/2021	6,900	$38.70

Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the past 60 days by any person named in Item 2 hereof.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 8 of 10

(d) The disclosure in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) As of January 5, 2021, DMF III is no longer a beneficial owner of more than 5% of the Common Shares of the Issuer.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 9 of 10

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons (previously filed).
99.2	Form of Registration Rights Agreement between the Issuer, the Reporting Persons and certain other shareholders identified therein (incorporated by reference to Exhibit 10.1 of the Form 8-A12B)

CUSIP No. 13057Q305	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2022

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum

GOLDENTREE DISTRESSED MASTER FUND III LTD

By: GoldenTree Asset Management LP, its investment advisor

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Authorized Person